UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to
Commission File Number 001-07845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
LEGGETT & PLATT, INCORPORATED
401(k) PLAN AND TRUST AGREEMENT

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LEGGETT & PLATT, INCORPORATED
NO. 1 LEGGETT ROAD
CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

LEGGETT & PLATT, INCORPORATED
401(k) PLAN AND TRUST AGREEMENT
EIN 44-0324630 PN 025

December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm
Plan Administrator, Plan Participants, Audit Committee and Board of Directors
Leggett & Platt, Incorporated 401(k) Plan and Trust Agreement
Carthage, Missouri
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Leggett & Platt, Incorporated 401(k) Plan and Trust Agreement (the "Plan") as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Leggett & Platt, Incorporated 401(k) Plan and Trust Agreement as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018, and the schedule of delinquent participant contributions for the year ended December 31, 2018, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the schedule of assets (held at end of year) as of December 31, 2018, and the schedule of delinquent participant contributions for the year ended December 31, 2018, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
BKD, LLP
/s/ BKD, LLP
We have served as the Plan’s auditor since 2007.

Springfield, Missouri
June 26, 2019

Federal Employer Identification Number: 44-0160260

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2018	2017
ASSETS
Investments, at fair value	$320,468,247	$196,323,904
Non-interest bearing cash	65	—

Receivables
Company contributions	1,378,499	413,600
Participant contributions	112,336	82,263
Investment income	1,116,737	—
Notes receivable from participants	4,735,476	4,583,367
Total receivables	7,343,048	5,079,230

Total assets	327,811,360	201,403,134

LIABILITIES
Accounts payable	—	19,039
Due to broker for securities purchased	53	—
Refund of excess contributions	1,066	80,783

Total liabilities	1,119	99,822

NET ASSETS AVAILABLE FOR BENEFITS	$327,810,241	$201,303,312

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2018	2017
Additions
Investment income
Net (depreciation) appreciation in value of investments	$(13,422,049)	$23,837,312
Dividends and interest	3,137,238	2,603,322
Other	13,636	12,092
Net investment (loss) income	(10,271,175)	26,452,726

Interest income on notes receivable from participants	219,214	186,356

Contributions
Participant	10,756,638	10,603,428
Company	2,252,389	2,524,929
Rollovers and other	1,261,234	1,329,114
Total contributions	14,270,261	14,457,471

Transfers from Leggett & Platt, Incorporated
Stock Bonus Plan, pre-merger	574	273,048
Transfers from merged plan	139,872,796	3,298,246
Total transfers	139,873,370	3,571,294

Net additions	144,091,670	44,667,847
Deductions
Benefit payments	17,267,788	19,864,949
Administrative fees	316,953	350,838
Total deductions	17,584,741	20,215,787

Net increase	126,506,929	24,452,060

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	201,303,312	176,851,252
END OF YEAR	$327,810,241	$201,303,312

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE A - DESCRIPTION OF PLAN
The following description of the Leggett & Platt, Incorporated (L&P or the Company) 401(k) Plan and Trust Agreement (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions, which is available from the Plan Administrator.
General
The Plan is a defined contribution plan covering employees who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). On December 31, 2018, concurrent with a restatement of the Plan, the L&P Stock Bonus Plan merged into the Plan. L&P common stock was added as an investment option, effective January 1, 2019.
Eligibility of Employees
Employees of a L&P branch or subsidiary who are classified as full-time and have completed 90 days of service, part-time and temporary employees credited with at least 1,000 hours of service in the first twelve months of employment or in any calendar year, and bargaining unit employees who have negotiated inclusion into the Plan and credited with 1,000 hours of service in the first twelve months of employment or in any calendar year covered by the Plan are considered eligible for participation. If a previously ineligible employee changes employment status and, as a result, meets the above criteria, the employee may generally participate in the Plan as soon as administratively reasonable. Eligible employees may participate beginning on January, April, July and October 1 after meeting eligibility requirements or on any special entry date according to the participation agreement.
Contributions
Company contributions, including matching contributions, are made in accordance with the Plan document or at the discretion of the employer. When other benefit plans are consolidated into this Plan, participating subsidiaries or affiliates have the option of making no contributions or matching 20%, 25%, 40% or 50% of employee contributions, limited by 6% of eligible employee compensation. Company discretionary contributions will be allocated based on each participant’s eligible contributions in proportion to total eligible employee contributions or based on each participant’s total pay.
Employees may elect to voluntarily contribute any whole percentage of eligible compensation, limited by annual Internal Revenue Service (IRS) contribution limits and any applicable Plan limits. Employee rollover contributions are also permitted. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers mutual funds and common trust funds as investment options for participants.
The Plan allows Roth contributions to the Plan. These contributions are made on an after-tax basis subject to the rules contained in the Internal Revenue Code (IRC).
The Plan also allows catch up contributions for participants age 50 and over. Catch up contributions are not eligible for a Company matching contribution.
Effective January 1, 2019, eligible employees who are not participating will be enrolled at 1% with pre-tax contributions. Effective January 1, 2020, employees who are contributing less than 6% will have their contributions increased by 1% annually until they are contributing 6%. Employees may opt out of enrollment and/or automatic increases.
Effective January 1, 2019, a participant may sell some or all existing shares of L&P stock acquired through employee or Company contributions and invest the proceeds in the other investment options offered by the Plan. Prior to January 1, 2019, after completion of three years of service with 1,000 hours of service per year, participants could also diversify the investment of some or all of the shares acquired through Company contributions.
If participants elect to diversify their existing or future contributions or Company contributions, such contributions will be invested directly in the other investment options offered by the Plan, rather than in L&P stock.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE A - DESCRIPTION OF PLAN - CONTINUED
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Retirement K
Retirement K participants receive employer matching contributions ranging from 20% to 80% based on their age, limited by 6%, of eligible employee compensation. An employee was eligible to be a Retirement K participant if on December 31, 2006 he or she was an active participant in the L&P Retirement Plan and on or after April 1, 2007, he or she was a participant in this Plan.
Participants in the Hanes Companies, Inc. Retirement Savings Plan II (Hanes Plan) are allowed to contribute to the Plan under the Retirement K provision. Hanes Plan participants can also continue to contribute to the Hanes Plan, subject to contribution limits prescribed by the IRS.
Vesting and Distributions
Participants are always 100% vested in their employee contributions, rollover accounts and qualified non-elective contributions (QNECs). A participant’s prior plan company matching contribution account and prior plan company profit sharing account merged into this Plan shall continue to vest in accordance with the vesting schedule set forth in the prior plan. In addition, Company contributions are not vested until three years of service with 1,000 hours completed, at which time, they will become 100% vested. A participant’s entire account balance will become fully vested at normal retirement age or termination due to disability or death. A participant’s non-vested account balance will be forfeited at the time of distribution of the vested account balance. The forfeitures will be used to restore accounts, pay Plan fees and expenses, and offset Company matching contributions and/or Company discretionary matching contributions, as directed by the Plan Administrative Committee. At December 31, 2018 and 2017, forfeited non-vested accounts totaled $832 and $3,898, respectively. These accounts will be used to offset future employer contributions. Also, in 2018 and 2017, Company contributions were reduced by $8,435 and $9,715, respectively from forfeited non-vested accounts.
Upon termination of employment for other reasons, participants are entitled to receive the full value of their account representing participant contributions and the vested portion of their account representing Company contributions. For participants with vested balances of $1,000 or less, unless the participant elects to roll over the balance to an individual retirement account or another qualified retirement plan, upon separation of employment, the Plan will automatically process a distribution of the participant’s account. If the vested balance is greater than $1,000 but less than $5,000, the balance will be rolled over into a qualified Individual Retirement Account (IRA), unless the participant elects direct distribution or other eligible direct rollover. The IRA program is offered through Millennium and Inspira, in 2018 and 2017, respectively, serving as custodians of the program’s assets. Participants with vested balances exceeding $5,000 can elect to keep their balance in the Plan until April 1st of the next calendar year in which the participant reaches age 70½ or until a distribution or rollover is elected. In-service withdrawals are allowed by participants after reaching age 59½. In-service hardship withdrawals are also allowed by participants prior to reaching age 59½, provided they meet the hardship withdrawal requirements set forth by the Plan.
Plan Trustee
Wells Fargo Bank, N.A., the sole trustee of the Plan, holds all plan assets, executes all of the investment transactions, and maintains the financial records relating to the trust and makes all benefit payments as directed by the Plan Administrative Committee. On April 9, 2019, Principal Financial Group announced a definitive agreement with Wells Fargo & Company, parent company of Wells Fargo Bank, N.A., to acquire its Institutional Retirement & Trust business.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE A - DESCRIPTION OF PLAN - CONTINUED
Notes Receivable from Participants
Notes receivable from participants (loans) are measured at their unpaid principal balance plus any accrued but unpaid interest. A loan is considered to be in default if a participant, active or terminated, fails to make all or part of a required loan repayment by the end of the calendar quarter which follows the calendar quarter in which the repayment is due. Loan balance in default will be treated as outstanding for purposes of determining any future loan amounts. In the event of default, the outstanding balance of the loan, including accrued interest, will be treated as a deemed distribution subject to federal income tax. Participants may borrow from any of their vested participant accounts up to a maximum equal to the lesser of $50,000 (reduced by their highest outstanding loan balance during the twelve months immediately preceding the loan) or 50% of their vested account balance. The minimum loan amount is $500, and the interest rate will be set at the Prime Rate as quoted in the Wall Street Journal on the day the loan is processed, plus 1%. The maximum number of loans that may be outstanding at any one time is two, one for any reason and one to acquire a principal residence. If an employer is sold and therefore ceases to be a related company, the Administrative Committee may, at its sole discretion, permit each participant whose employment with all related companies terminates to transfer all loans outstanding to a retirement plan maintained by the purchaser of that employer.
Administrative Expenses
Administrative expenses are paid by both L&P and the Plan. Any L&P paid expenses are not reflected in the financial statements of the Plan. For both 2018 and 2017, no forfeitures were used to pay administrative expenses.
Plan Termination
Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time. In the event of termination, participants will become 100% vested in their accounts.

NOTE B - SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.
Investments and Income Recognition
The fair value of the common trust funds, Wells Fargo Enhanced Stock Market Fund N and Wells Fargo Stable Return Fund N are valued at net asset value (NAV) as a practical expedient. As of December 31, 2018 and 2017, there were no unfunded commitments or restrictions on redemptions.
The fair value of mutual fund and common stock investments is based upon quoted market prices as of the close of business on the last day of the year. These are classified within Level 1 of the valuation hierarchy as the quoted price is in an active market. See Note C - Fair Value Measurements for further information regarding the valuation hierarchy.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE B - SUMMARY OF ACCOUNTING POLICIES - CONTINUED
Investment Contracts
The Wells Fargo Stable Return Fund N invests all assets in Wells Fargo Stable Return Fund G (Fund G), a collective trust fund sponsored by the trustee. The Fund G is a fully benefit-responsive fund which seeks to provide investors with a moderate level of stable income without principal volatility. The primary underlying investments held by the Fund G are guaranteed investment contracts. An investment in Fund G results in the issuance of a given number of participation units. Wells Fargo Bank, N.A., the manager of the fund, determines the purchase price and redemption price of the units, which is generally equal to the total value of each asset held by the fund, less any liabilities, divided by the total number of units outstanding at the valuation date. Redemptions of units are redeemed at the Unit Value at contract value. As a benefit-responsive fund, this fund generally permits plan participant redemptions daily. As of December 31, 2018 and 2017, there were no unfunded commitments or restrictions on redemptions.
Plan Tax Status
The Plan obtained its latest determination letter on March 16, 2017, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) and therefore, not subject to tax. The Plan has been amended and restated since receiving the determination letter. However, L&P believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.
New Accounting Guidance
In 2015, the Financial Accounting Standard Board (FASB) issued Accounting Standard Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Assets Value per Share (or its Equivalent), which exempts investments measured using the NAV practical expedient in ASC 820 from categorization within the fair value hierarchy. We adopted this guidance as of December 31, 2017, on a retrospective basis. The adoption of this ASU did not have a material impact on the financial statements.

NOTE C – FAIR VALUE MEASUREMENTS
ASC Topic 820, Fair Value Measurements, specifies a fair value hierarchy and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The primary area in which the Plan utilizes fair value measurements is valuing the Plan’s investments. See Note B for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments. There have been no significant changes in the valuation techniques during the year ended December 31, 2018. The standard describes three levels of inputs that may be used to measure fair value:

•	Level 1: Quoted prices for identical assets or liabilities in active markets.

•	Level 2: Other significant inputs observable either directly or indirectly (including quoted market prices for similar securities, interest rates, yield curves, credit risk, etc.)

•	Level 3: Unobservable inputs that are not corroborated by market data.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE C – FAIR VALUE MEASUREMENTS - CONTINUED
The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2018 and 2017.

		December 31, 2018
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$170,175,074	$170,175,074	$—	$—
Common stock	102,610,419	102,610,419	—	—
Investments measured at NAV (a)	47,682,754	—	—	—
Investments at fair value	$320,468,247	$272,785,493	$—	$—

		December 31, 2017
		Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$149,483,093	$149,483,093	$—	$—
Investments measured at NAV (a)	46,840,811	—	—	—
Investments at fair value	$196,323,904	$149,483,093	$—	$—

(a) In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

NOTE D – NONPARTICIPANT-DIRECTED INVESTMENTS

As a result of the December 31, 2018 merger of the L&P Stock Bonus Plan, net assets (including investments and receivables) relating to nonparticipant-directed investments were approximately $33,000 at December 31, 2018. Nonparticipant-directed investments consist of common stock of L&P, the Plan sponsor.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE E - PARTIES-IN-INTEREST TRANSACTIONS

Party-in-interest transactions include those fiduciaries, any person who provides services to the Plan, an employer whose employees are covered by the Plan, a person who owns 50% or more of such an employer, or relatives of such persons. Expenses paid to parties-in-interest aggregated $266,225 and $303,699 for December 31, 2018 and 2017, respectively. The vast majority of parties-in-interest fees are paid to Wells Fargo Bank, N.A. The Company provides certain administrative services at no cost to the Plan.

The following table sets forth assets associated with parties-in-interest as of December 31, 2018 and 2017:

	December 31,
	2018	2017
Wells Fargo Bank, N.A.	$47,682,754	$39,786,382
Leggett and Platt, Incorporated (2,906,326 shares)	102,610,419	—

Notes receivable from participants were $4,735,476 and $4,583,367 at December 31, 2018 and 2017, respectively.

These transactions are allowable party-in-interest transactions under Section 408(b) (8) of ERISA and the regulations promulgated thereunder.

NOTE F – PLAN MERGERS

In an effort to consolidate its benefit plans, the Company transferred assets into the Plan from other plans. A summary of the transferred net assets available for benefits, including participant loans, which were merged into the Plan during 2018 and 2017 are as follows:

Merger Date	Merged Plan	Amount
December 31, 2018	Leggett & Platt, Incorporated Stock Bonus Plan	$139,872,796
July 1, 2017	Western Pneumatic Tube Company, LLC 401(k) Plan and Trust	3,298,246

NOTE G – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially adversely affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.  The financial statements have been prepared using values and information currently available to the Plan.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement

NOTES TO FINANCIAL STATEMENTS
December 31, 2018 and 2017

NOTE H – RECONCILIATION OF FINANCIAL STATEMENTS FROM FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,
	2018	2017
Net assets available for benefits per the financial statements	$327,810,241	$201,303,312
Notes receivable from participants deemed distributed, end of year	(242,096)	(210,699)
Amounts allocated to excess contributions	1,066	80,783
Net assets available for benefits per Form 5500	$327,569,211	$201,173,396

The following is a reconciliation of contributions made to the Plan according to the financial statements to Form 5500:

	December 31,
	2018	2017
Contributions made to the Plan per the financial statements	$14,270,261	$14,457,471
Amounts allocated to excess contributions	1,066	80,783
Contributions made to the Plan per Form 5500	$14,271,327	$14,538,254

The following is a reconciliation of benefit payments paid to the participants according to the financial statements to Form 5500:

	December 31,
	2018	2017
Benefit payments paid to the participants per the financial statements	$17,267,788	$19,864,949
Notes receivable from participants deemed distributed, beginning of year	(210,699)	(136,542)
Notes receivable from participants deemed distributed, end of year	242,096	210,699
Amounts allocated to excess contributions	80,783	21,375
Benefit payments paid to the participants per Form 5500	$17,379,968	$19,960,481

SUPPLEMENTAL SCHEDULES

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement
EIN 44-0324630 PN 025

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
December 31, 2018

Participant Contributions Transferred Late to Plan		Total That Constitutes Non-exempt Prohibited Transactions
Amount	Original Due Date	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$42	4/6/18	$—	$42	[1]	$—	$—

1 Employee deferrals due April 6, 2018 were not remitted to the Plan until November 9, 2018. Lost earnings were remitted as well, and the transaction was fully corrected on June 13, 2019.

Leggett & Platt, Incorporated
401(k) Plan and Trust Agreement
EIN 44-0324630 PN 025

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2018

(a)	(b) Identity of Issuer	(c) Description of Investment	(e) Current Value(1)
*	Leggett & Platt, Incorporated	Common stock	$102,577,419
*	Leggett & Platt, Incorporated	Common stock	33,000	#
*	Wells Fargo	Wells Fargo Stable Return Fund N	26,304,218
*	Wells Fargo	Wells Fargo Enhanced Stock Market Fund N	21,378,536
	Vanguard	Vanguard Instl Target Retirement 2025 - Inst	21,097,211
	Vanguard	Vanguard Growth Index Fund - Inst	17,758,414
	Vanguard	Vanguard Instl Target Retirement 2020 - Inst	17,715,841
	Dodge & Cox	Dodge & Cox Stock Fund	17,595,655
	Vanguard	Vanguard S&P Mid Cap 400 Index - Inst	16,487,825
	Vanguard	Vanguard Instl Target Retirement 2030 - Inst	12,974,017
	Vanguard	Vanguard Small Cap Index - Inst	10,697,458
	Vanguard	Vanguard FTSE All World - Inst	10,426,604
	Vanguard	Vanguard Instl Target Retirement 2035 - Inst	9,455,177
	Vanguard	Vanguard Instl Target Retirement 2015 - Inst	9,211,841
	Baird	Baird Core Bond Fund	8,330,392
	Vanguard	Vanguard Instl Target Retirement 2040 - Inst	7,279,125
	Vanguard	Vanguard Instl Target Retirement 2045 - Inst	4,341,221
	Vanguard	Vanguard Instl Target Retirement Inc - Inst	3,521,776
	Vanguard	Vanguard Instl Target Retirement 2050 - Inst	2,175,748
	Vanguard	Vanguard Instl Target Retirement 2055 - Inst	892,202
	Vanguard	Vanguard Instl Target Retirement 2060 - Inst	210,765
	Vanguard	Vanguard Instl Target Retirement 2065 - Inst	3,802
*^	Various Participants	Notes receivable from participants with interest rates set at prime plus 1% (4.25% - 11.50%)	4,493,380
	Total investments		$324,961,627

(1)	See Note B of Notes to Financial Statements regarding the valuation of assets.

*	Investments in assets of parties-in-interest to the Plan.

^	Net of $242,096 of cumulative deemed loan distributions.

#	Represents non-participant directed investments. The cost basis of this investment approximated $43,000.

Exhibit List.

EXHIBIT INDEX

Exhibit No.	Document Description

Exhibit 23	Consent of BKD, LLP

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGGETT & PLATT, INCORPORATED 401(k) PLAN AND TRUST AGREEMENT

Date: June 26, 2019	By:	/s/ Jason L. Gorham
Jason L. Gorham
Vice President - Human Resources and Plan Administrative Committee Chair